Proskauer Rose LLP Eleven Times Square New York, NY 10036-8299

April 25, 2018

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Ms. Anu Dubey

Re:	A&Q Long/Short Strategies Fund LLC File Nos. 333-216562 and 811-21195

Dear Ms. Dubey:

On behalf of A&Q Long/Short Strategies Fund LLC (the "Fund"), transmitted for filing as EDGAR correspondence are the Fund's completed fee table and expense example. The fee table and expense example set forth below will be included in the Fund's prospectus contained in Post-Effective Amendment No. 2 to the Fund's Registration Statement on Form N-2 (the "Registration Statement") under the Securities Act of 1933, as amended (also constituting Amendment No. 36 to the Registration Statement under the Investment Company Act of 1940, as amended) (the "Amendment").

We propose to file the Amendment on or about April 30, 2018 in order to formally incorporate the Fund's audited financial statements for the fiscal year ended December 31, 2017 and complete other omitted data, and seek effectiveness as of May 1, 2018.

FEE TABLE AND EXPENSE EXAMPLE

The following table illustrates the expenses and fees that the Fund expects to incur and that investors can expect to bear. The expenses associated with investing in a "fund of funds," such as the Fund, are generally higher than those of other types of funds that do not invest primarily in other investment vehicles. This is because the investors in a fund of funds also indirectly pay a portion of the fees and expenses, including incentive allocations, charged at the Investment Fund level.

Investor Transaction Expenses
Maximum Sales Load(1) (percentage of purchase amount)	2.00%
Maximum Redemption Fee	None(2)
Offering Expenses Borne by the Fund (as a percentage of offering amount)	0.01%

Annual Expenses (as a percentage of net assets attributable to Interests)
Management Fee	1.45%
Interest Payments on Borrowed Funds(3)	0.05%
Other Expenses (Including Administrator Fee: 0.30%)(4)	0.97%
Acquired Fund Fees and Expenses (Investment Fund fees and expenses)(5)	6.53%

Total Annual Expenses	9.00%(6)

(1)	Generally, the stated minimum initial investment in the Fund is Interests with an initial value of at least $50,000, which minimum may be reduced for certain investors. Investments may be subject to a waivable sales load of up to 2%. See "Plan of Distribution."

Beijing | Boca Raton | Boston | Chicago | Hong Kong | London | Los Angeles | New Orleans | New York | Newark | Paris | São Paulo | Washington, DC

Securities and Exchange Commission

April 25, 2018

(2)	While the Fund does not impose any charges on a repurchase of Interests in the Fund, it may allocate to tendering investors withdrawal or similar charges imposed by an Investment Fund if the Adviser determines to withdraw from the Investment Fund as a result of a tender and such a charge was imposed on the Fund.

(3)	The Fund's interest expense for the fiscal year ended December 31, 2017 was $84,574.

(4)	"Other Expenses" are estimated based on average net assets of the Fund for the fiscal year ended December 31, 2017 of approximately $159 million. "Other Expenses" do not include any fees or expenses charged by Investment Funds (which are reflected separately under "Acquired Fund Fees and Expenses").

(5)	Includes the fees and expenses of the Investment Funds in which the Fund is already invested and intends to invest based upon the anticipated net proceeds of the offering. Some or all of the Investment Funds in which the Fund invests charge incentive fees or allocations based on the Investment Funds' earnings. The incentive fees or allocations charged by unregistered Investment Funds in which the Fund invests generally are expected to range from 17.5% to 35% of net profits. The "Acquired Fund Fees and Expenses" disclosed above are based on historic earnings of the Investment Funds, which may change substantially over time and, therefore, significantly affect "Acquired Fund Fees and Expenses." The amount of the Fund's average net assets used in calculating this percentage was based on average net assets for the fiscal year ended December 31, 2017 of approximately $159 million, plus anticipated net proceeds of approximately $991 million from the offering. The Adviser estimates that approximately 1.82% (as a percentage of the net assets attributable to Interests) of the 6.53% shown as "Acquired Fund Fees and Expenses" reflects operating expenses of the Investment Funds (i.e., management fees, administration fees and professional and other direct, fixed fees and expenses of the Investment Funds). The Adviser estimates that the balance of approximately 4.71% is attributable to performance-based fees and allocations, as well as other investment-related expenses of the Investment Funds (for example, interest expense, dividends paid on investments sold short, bank charges and commissions, stock loan fees, etc.).

(6)	Total annual expenses shown in the table are as of the Fund's fiscal year ended December 31, 2017 and will increase or decrease over time based on the Fund's asset level and other factors.

The purpose of the table above and the example below is to assist you in understanding the various costs and expenses you would bear directly or indirectly as an investor in the Fund. For a more complete description of the various costs and expenses of the Fund, see "Management of the Fund."

EXAMPLE:	1 Year	3 Years	5 Years	10 Years

You would pay the following expenses, including a sales load (see footnote 1 above), on a $1,000 investment, assuming a 5% annual return:	$106	$269	$419	$744

*	Without the sales load, the expenses would be: $88 (1 Year), $254 (3 Years), $407 (5 Years) and $739 (10 Years).

Securities and Exchange Commission

April 25, 2018

The example is based on the fees and expenses set forth in the table above and should not be considered a representation of future expenses. Actual Fund expenses may be greater or less than those shown (and "Acquired Fund Fees and Expenses" may also be greater or less than that shown). Moreover, the Fund's actual rate of return may be greater or less than the hypothetical 5% return shown in the example. If the Investment Funds' actual rates of return exceed 5%, the dollar amounts could be significantly higher as a result of the Investment Funds' incentive allocations.

*      *      *      *      *      *      *      *

Should you have any questions or comments, please feel free to contact me at 212.969.3359 (bgreen@proskauer.com) or Gary L. Granik of this office at 212.969.3369 (ggranik@proskauer.com).

Very truly yours,

/s/ Brad A. Green
Brad A. Green

cc: Gary L. Granik